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Holland & Knight LLP
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www.hklaw.com

[redacted]

07028869

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

December 27, 2007

RECEIVED DEC 27 2007 209 PROCESSING SECTION

PROCESSED JAN 07 2008 THOMSON FINANCIAL

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

SUPPL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

5022411_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Extraordinary Report dated December 21, 2007

2. Amended Shelf Registration Statement dated December 21, 2007

3. Tender Offer Report dated December 27, 2007

4. Semi-Annual Securities Report dated December 27, 2007

5. Amended Shelf Registration Statement dated December 27, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 12/14/2007 (12/14/2007)	JTI and the European Commission Sign a Cooperation Agreement to Combat the Illegal Trade of Cigarettes
2) 12/21/2007 (12/21/2007)	Notice Regarding the Allotment of Stock Options
3) 12/27/2007 (12/27/2007)	JT Announces Results of Tender Offer for Shares of Katokichi and Changes in Subsidiaries

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Extraordinary Report dated December 21, 2007

   Extraordinary Report dated December 21, 2007 regarding the allotment of stock options, filed with the Kanto Local Finance Bureau as required by Art. 24-5-4 of the Financial Instruments and Exchange Law and Art. 19-2-2-2 of Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Amended Shelf Registration Statement dated December 21, 2007

   Amended Shelf Registration Statement in which Extraordinary Report dated December 21, 2007 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

3. Tender Offer Report dated December 27, 2007

   Tender Offer Report stating the results of the tender offer for the shares of Katokichi Co., Ltd., which was concluded on December 26, 2007, was filed to the Director of Kanto Local Finance Bureau.

4. Semi-Annual Securities Report dated December 27, 2007

   Semi-Annual Securities Report stating the results for the Semi-Annual period from April 2007 to September 2007, filed with the Director of Kanto Local Finance Bureau on December 27, 2007.

5. Amended Shelf Registration Statement dated December 27, 2007

   Amended Shelf Registration Statement in which Semi-Annual Securities Report dated December 27, 2007 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX, Section B, item 1.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JTI and the European Commission Sign a Cooperation Agreement to Combat the Illegal Trade of Cigarettes

Tokyo, December 14, 2007 – Japan Tobacco Inc. (JT) (TSE: 2914) announced today that JT International (JTI), its international tobacco subsidiary, has signed a cooperation agreement with the European Commission (EC)[1] and 26 Member States of the EU to combat the contraband and counterfeit of cigarettes in the European Union.

The JT Group cooperates with government authorities around the globe in its efforts to combat the illegal trade of cigarette products. This problem is detrimental to the brand value of our products and it penalizes legitimate retailers and our customers, while depriving governments of revenues. JT believes that today's forward-looking agreement represents a significant milestone in the JT Group's endeavours to tackle this societal issue while protecting the brand equity of the company's products.

The agreement provides for clear processes around seizures and close cooperation between relevant parties including JTI, the EC and the law enforcement authorities of the Member States. JTI will maintain and expand its current internal compliance programmes such as "Know Your Customer (KYC)[2]" policy and "Tracking and Tracing (T&T)[3]" system.

While there are currently no legal proceedings by the EC or the Member States pending against JT, JTI or any other JT Group companies, in keeping with the spirit of cooperation, any future civil lawsuits brought by participating parties against the JT Group, arising out of alleged past conduct related to the manufacture, sale, distribution or storage of cigarettes, are excluded.

---

[1] The European Commission is the executive branch of the European Union.

[2] KYC is a policy to ensure that JTI only sells products to customers who have integrity and can substantially demonstrate their commitment and ability to fully comply with all local laws as well as its internal stringent standards.

[3] T&T aims to label master cases and cartons of JTI cigarettes in a manner which will easily allow government officials to readily obtain key information relating to the manufacture, storage and sales of JTI products.

JT

The agreement calls for JTI to pay US$400 million over 15 years which can be used by the EC and participating Member States in additional support for anti-contraband and anti-counterfeit initiatives. For the first five years, the company will pay US$50 million annually; US$15 million will be paid in each of the following ten years.

While these payments will be booked each year as operating expenses, JT's consolidated financial forecasts for the fiscal year ending March 31, 2008, announced on October 31, did not reflect the payment for the current fiscal year.

[Participating EU Member States]
Austria, Belgium, Bulgaria, Cyprus, Czech, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxemburg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden

Documents pertaining to the agreement and other related materials are available on the JTI website (www.jti.com).

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media & Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Notice Regarding the Allotment of Stock Options

Tokyo, December 21, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today the making of an offering of stock acquisition rights to its Members of the Board and Executive Officers, pursuant to Articles 238 (1), (2) and Article 240 (1) of the Companies Act. The company will pay the persons to be allotted the stock acquisition rights monetary compensation equal to the paid-in amount for relevant stock acquisition rights (The paid-in amount for each stock acquisition right shall be calculated in accordance with the formula described in section 11). Upon issuance of the stock acquisition rights, the company will offset the subscribers' rights to request compensation from the company against their payment obligations to be paid for the stock acquisition rights.

1. Name of Stock Acquisition Rights:

Stock Acquisition Rights of Japan Tobacco Inc., 2007

2. The Number of Stock Acquisition Rights:

426

The above total number is the planned allotted number. If the total number of stock acquisition rights to be allotted decreases, including the case where an application has not been made for subscription, the total number of stock acquisition rights to be allotted shall be the total stock acquisition rights to be issued.

3. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights:

The type of shares to be delivered upon exercise of stock acquisition rights will be shares of the company's common stock, and the number of shares to be delivered upon exercise of stock acquisition rights ("Allotted Number of Shares") will be one share. If, however, after the date of allotment of the stock acquisition right ("Allotment Date") designated in section 12 below, the shares of the company's common stock are subject to any stock split (including any gratis allotment of the shares of the company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Allotted Number of Shares will be adjusted using the following formula, and any amount less than one share resulting from the adjustment shall be calculated to the second decimal place and rounding the third decimal place down.

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares Before Adjustment} \times \text{Stock split / Stock Consolidation Ratio}$$

The adjusted Allotted Number of Shares shall apply: (i) on or after the following day of the record date of the relevant stock split in the event of a stock split (if the record date is not decided, the effective date of the stock split is applied); or (ii) on or after the effective date of the stock consolidation in the event of a stock consolidation. However, in the event of a stock split to be conducted on the condition that the proposal for increasing the capital or capital surplus by decreasing the retained earnings be approved at the Annual General Meeting of Shareholders of the company, and if the record date of the stock split shall be any day prior to the conclusion day of the relevant Annual General Meeting of Shareholders, the adjusted Allotted Number of Shares shall apply retrospectively to the following day of such record date, on or after the following day of the conclusion day of the relevant Annual General Meeting of Shareholders.

In addition to the above, if, after the Allotment Date, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

Furthermore, when the Allotted Number of Shares is adjusted, the company shall give notice or publicly announce to the respective person holding stock acquisition rights, who is registered in the registry of the stock acquisition rights ("Stock Acquisition Right Holder"), of the necessary matters, no later than the day prior to the day when the adjusted Allotted Number of Shares will apply. However, if no notice or public announcement can be made on the day prior to the day when the adjusted Allotted Number of Shares applies, such notice or public announcement shall subsequently be promptly made.

4. Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of the assets to be contributed upon the exercise of each stock acquisition right is equal to the product of: ¥1 to be paid for each share that will be delivered upon the exercise of the stock acquisition right; and the Allotted Number of Shares.

5. Period during which Stock Acquisition Rights may be Exercised:

From January 9, 2008 to January 8, 2038.

6. Matters Concerning an Increase in Capital and Capital Surplus in the Event of the Issuance of Shares upon the Exercise of Stock Acquisition Rights:

(1) The amount of an increase in capital, in the event of the issuance of shares upon the exercise of the stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like calculated in accordance with Article 40 (1) of the "Corporate Calculation Rules" multiplied by one half (1/2), with any amount less than ¥1 resulting from the calculation rounded up to the nearest yen.

(2) The amount of an increase in the capital surplus, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (1) above, less the amount of the increase in capital provided for in (1) above.

7. **Restriction on Acquiring Stock Acquisition Rights by Transfer:**

Acquiring stock acquisition rights by transfer is subject to approval of the Board of Directors of the company by resolution.

8. **Terms for Acquiring Stock Acquisition Rights:**

The company may acquire stock acquisition rights, if proposals relating to (1), (2) and (3) defined below is approved at the company's Annul General Meeting of Shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in the case where a resolution of an Annual General Meeting of Shareholders is not required), on the date separately determined by the Board of Directors of the company.

In the event stated above, the value per each relevant stock acquisition right, which the company will pay to Stock Acquisition Right Holders in exchange for acquiring their stock acquisition rights, will be calculated in accordance with the following formula: the Allotted Number of Shares (if the Allotted Number of Shares is adjusted in accordance with section 3 above, the adjusted Allotted Number of Shares is applied) multiplied by the closing stock price on the Tokyo Stock Exchange (or the basic price on the following trading day, if there is no closing price on that date) at the day of approval for proposals relating to (1), (2) and (3) defined below (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a Annual General Meeting of Shareholders is not required) minus ¥1.

(1) A proposal for approval of a merger agreement under which the company is to become a dissolved company.

(2) A proposal for approval of an absorption-type demerger agreement or incorporation-type demerger plan under which the company is to become a demerged company.

(3) A proposal for approval of a share-for-share exchange agreement or a stock transfer plan under which the company is to become a wholly-owned subsidiary.

9. **Policy of Dissolving of Stock Acquisition Rights upon Restructuring and Issuing of Stock Acquisition Rights of the Restructured Company :**

In the event the company conducts a merger (limited to when the company is dissolved as a result of the merger), an absorption-type demerger, an incorporation-type demerger (limited to when the company is to become a demerged company), a share-for-share exchange, or a stock transfer (limited to when the company is to become a wholly-owned subsidiary), (collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236 (1), Item 8(a) through(e) of the Companies Act (as the case may be) ("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. Time the Restructuring takes effect means: regarding an absorption-type demerger, the day when the absorption-type demerger becomes effective; regarding a consolidation-type demerger, the day the new company is effectively incorporated by the merger; regarding an incorporation-type company split, the day the new company effectively becomes incorporated; regarding share-for-share exchange

and stock transfer, the day all of its issued shares or stocks are acquired by the newly incorporated stock company.

However, the foregoing applied only when the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant merger agreement, absorption-type demerger agreement, consolidation-type demerger plan, absorption-type company split agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(1) Number of Stock Acquisition Rights of the Restructured Company to be Delivered:

Stock acquisition rights will be delivered to the respective holders of stock acquisition rights in the same number as the Remaining Stock Acquisition Rights held by them.

(2) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

Shares of the Restructured Company's common stock.

(3) The number of shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights:

A decision will be made subject to section 3 above, considering the terms for the Restructuring.

(4) Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of the paid-in amount after the Restructuring; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (3) above. The paid-in amount after the Restructuring shall be ¥1 for each share in the Restructured Company issuable upon the exercise of stock acquisition rights.

(5) Period during which Exercising Stock Acquisition Rights may be exercised:

A period commencing on the effective date of the Restructuring and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in section 5 above.

(6) Matters Concerning Increase in Capital and Capital Surplus in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be decided subject to section 6 above.

(7) Restrictions on Acquiring Stock Acquisition Rights by Transfer:

Transferring the stock acquisition rights is subject to the approval of the Board of Directors of the Restructured Company.

(8) Conditions for Acquiring Stock Acquisition Rights:

To be decided subject to section 8 above.

(9) Other Conditions for Exercising Stock Acquisition Rights:

To be decided subject to section 10 below.

10. Other Conditions for Exercising Stock Acquisition Rights:

(1) If a Stock Acquisition Right Holder can exercise the stock acquisition rights only when the Stock Acquisition Right Holder loses his/her position as a Member of the Board, Auditor, or Executive Officer of the company.

(2) If a Stock Acquisition Right Holder renounces his/her stock acquisition rights, stock acquisition rights are forfeited.

11. Calculation Method of Paid-in Amount for Stock Acquisition Rights:

The paid-in amount for each stock acquisition right shall be equal to the product of: the option price per share calculated based on the basic figures described below in accordance with the following Black-Scholes model; and the Allotted Number of Shares.

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

In this formula,

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(1) C = option price per share

(2) S = share price: the closing price of the common stock of the company under a regular transaction at the Tokyo Stock Exchange on January 8, 2008 (or the basic price on the following trading day, if there is no closing price on that date)

(3) X = Exercise price: ¥1

(4) T = Projected remaining period: 15 years

(5) σ = Volatility: share price volatility rate calculated based on the closing price of the common stock of the company under a regular transaction on the transaction days from October 27, 1994 through January 8, 2008.

(6) r = Risk-free interest rate: interest rate on Japanese government bonds for the remaining years corresponding to the projected remaining period.

(7) q = Dividend yield: dividend per share (annual average dividend yield (dividend result for March 2007 and September, 2007.) of the common stock of the company divided by the share price defined in (2) above.

(8) $N(\cdot)$ = cumulative distribution function of the standard normal distribution

12. Date of Allotment of Stock Acquisition Rights:

January 8, 2008.

13. Payment Date of Money in Exchange for Stock Acquisition Rights:

Payment date shall be January 8, 2008.

14. The Number of Allottees and the Number of Allotted Stock Acquisition Rights:

233 stock acquisition rights are to be allotted to the eleven Members of the Board of the company and 193 stock acquisition rights are to be allotted to the sixteen Executive Officers who do not also serve as the company's Members of the Board.

15. Request for Exercise of Stock Acquisition Rights and Payment Method:

(1) Upon exercise of the stock acquisition rights, the necessary items shall be filled in on the "Request for Exercise of Stock Acquisition Rights" form by the Stock Acquisition Rights Holder, in a manner designated by the company, with a seal or sign affixed, then the "Request for Exercise of Stock Acquisition Rights" shall be submitted to the place of acceptance of the request for exercise defined in section 16 below.

(2) Along with the submission of the "Request for Exercise of Stock Acquisition Rights" stated in (1) above, the amount equal to the value of assets contributed upon the exercise of each stock acquisition right multiplied by the number of stock acquisition rights to be exercised shall be remitted in cash to the bank account designated by the company at the payment handling place defined in section 17 below, no later than the date designated by the company.

16. Place of Acceptance of Request for Exercise of Stock Acquisition Rights:

The Human Resources Division of the company (If there is any change in the departments in charge of the administration relating to the stock acquisition rights, then the relevant department after such change.)

17. Payment Handling Place upon Exercise of Stock Acquisition Rights:

The head office of Mizuho Bank, Ltd. (or the then succeeding bank of the relevant bank or the then succeeding branch of the relevant branch.)

18. Effective Period of Exercising Stock Acquisition Rights, etc.:

(1) A Stock Acquisition Rights Holder who exercises stock acquisition rights shall become a shareholder of the company in accordance with Article 282 of the Companies Act.

(2) The company shall issue a stock certificate after the completion of the exercise procedures without delay. However, no stock certificates shall be issued for shares that are less than one unit share.

19. Handling in Connection with Re-reading of the Provisions or Other Measures in this Terms and Conditions of the Issuance:

If any re-reading of the provisions or any other measures in this Terms and Conditions of the Issuance become necessary, the company may change this Terms and Conditions of the Issuance in connection therewith in a manner deemed

appropriate by the company in accordance with the Companies Act and the purposes of the stock acquisition rights, and such change shall be incorporated into this Terms and Conditions of the Issuance.

20. Public Disclosure of Terms and Conditions of the Issuance:

The company shall keep a copy of this Terms and Conditions of the Issuance of the stock acquisition rights at its head offices so as to be available to Stock Acquisition Right Holders for their review during its business hours.

21. Any other necessary matters relating to the stock acquisition rights shall be exclusively delegated to President of the company.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Announces Results of Tender Offer for Shares of Katokichi and Changes in Subsidiaries

Tokyo, December 27, 2007 --- Japan Tobacco Inc. (JT or "Tender Offeror") (TSE: 2914) announced today the results of the tender offer ("Tender Offer") for the shares of Katokichi Co., Ltd. ("Target Company") (TSE: 2873) which commenced on November 28, 2007 and concluded on December 26, 2007. The Tender Offer was announced on November 22, 2007 pursuant to the approval of the Board of Directors of JT. In addition, as a result of the Tender Offer, the Target Company is slated to become a consolidated subsidiary of JT. The results of the Tender Offer and outline of the changes in subsidiaries of JT are as follows:

I. Results of the Tender Offer

1. Outline of the Tender Offer

(1) Name and location of head office of Tender Offeror

Japan Tobacco Inc.

2-1, Toranomon 2-chome, Minato-ku, Tokyo, Japan

(2) Name of Target Company

Katokichi Co., Ltd

(3) Class of shares purchased

Common stock

(4) Number of share certificates to be purchased in the Tender Offer

Number scheduled to be purchased represented by shares	Minimum number scheduled to be purchased represented by shares	Maximum number scheduled to be purchased represented by shares
153,789,431 shares	99,777,000 shares	-

(Note 1) If the total number of shares tendered in response to the Tender Offer is less than the "minimum number of share certificates scheduled to be purchased represented by shares" (99,777,000 shares, hereinafter referred to as the "Scheduled Minimum Number"), the Tender Offeror will purchase none of the tendered shares. If the total number of tendered shares is at or more than the Scheduled Minimum Number, the Tender Offeror will purchase all tendered shares.

(Note 2) The maximum number of shares (hereinafter referred to as the "Scheduled Number of Shares") that the Tender Offeror will acquire through the Tender Offer is 153,789,431 as

specified as "the number of share certificates scheduled to be purchased represented by shares." The number has been calculated by subtracting the number of shares owned by the Tender Offeror as of the date on which the official documents relating to the Tender Offer is submitted (8,250,000 shares) and the number of treasury shares owned by the Target Company as of March 31, 2007 (2,133,556 shares) as specified in the financial statement the Target Company submitted on June 29, 2007, for its 52nd fiscal year, from the number of outstanding shares as of March 31, 2007 (164,172,987 shares) as specified in the financial statement.

(Note 3) Odd-lot shares as well are subject to the Tender Offer.

(Note 4) The Tender Offeror has no plan to acquire the treasury shares owned by the Target Company through the Tender Offer.

(5) Period of the Tender Offer

Wednesday, November 28, 2007 through Wednesday, December 26, 2007 (20 business days)

(6) Purchase price of the Tender Offer

710 yen per share of common stock

2. Results of Tender Offer

(1) Condition of tendered shares and other securities

Class of shares	Number scheduled to be purchased represented by shares	Minimum number scheduled to be purchased represented by shares	Number tendered represented by shares	Number purchased represented by shares
Share certificates	153,789,431	99,777,000	143,864,718	143,864,718
Certificates of stock acquisition rights	-	-	-	-
Bond certificates with stock acquisition rights	-	-	-	-
Trust beneficiary certificates for share certificates	-	-	-	-
Depositary receipt for share certificates	-	-	-	-
Total	153,789,431	99,777,000	143,864,718	143,864,718

(2) Success of the Tender Offer

Because the total number of shares tendered in response to the Tender Offer (143,864,718 shares) exceeded the Scheduled Minimum Number (99,777,000 shares), the Tender Offeror will purchase all tendered shares.

(3) Ownership percentage of share certificates after the Tender Offer

	Number of voting rights	Ownership percentage of share certificates
Number of voting rights represented by share certificates owned by the Tender Offeror before the Tender Offer	82,500	5.09%
Number of voting rights represented by share certificates owned by specially related parties after the Tender Offer	45	0.00%
Number of voting rights represented by share certificates owned by the Tender Offeror after the Tender Offer	1,521,147	93.88%
Total number of voting rights of shareholders of the Target Company	1,619,078	

(Note 1) The "total number of voting rights of shareholders of the Target Company" is the number of voting rights for all shareholders (one unit accounts for 100 shares) as of March 31, 2007, as specified in the financial statement submitted by the Target Company on June 29, 2007, for its 52nd fiscal year. Because odd-lot shares are subjected to the Tender Offer, however, the "number of voting rights for shareholders in the Target Company" is calculated as 1,620,394 by adding 1,316 voting rights for odd-lot shares (the number of voting rights for 131,631 shares as calculated by subtracting 56 odd-lot treasury shares, which are owned by the Target Company and are not planned to be acquired by the Tender Offeror through the Tender Offer, from the number of odd-lot shares at 131,687 shares) to the number of voting rights for all shareholders as specified at 1,619,078 in the above-mentioned financial statement of the Target Company for computation of the "ownership percentage of share certificates."

(Note 2) "Ownership percentage of share certificates" has been rounded to the nearest hundredth of a percent.

(4) Calculation for purchase pursuant to the *pro rata* method

Not applicable

(5) Fund required for the Tender Offer

¥102,143 million

(6) Method of settlement

(i) Name and address of head offices of securities companies and banks, etc. in charge of the settlement.

Nomura Securities Co., Ltd.

1-9-1 Nihonbashi, Chuo-ku, Tokyo

(ii) Commencement date of settlement

Tuesday, January 8, 2008

(iii) Method of settlement

A notice of purchase will be mailed to the addresses of the tendering shareholders (or the standing proxy in the case of a non-resident shareholder) promptly after the end of the Tender Offer period. Settlement of the purchase price will be made in cash. The Tender Offer agent will, in accordance with the tendering shareholder's instructions, remit the consideration for the share certificates promptly after the commencement date of settlement to the accounts designated by the tendering shareholders or pay the consideration at the agent's head office or branches in Japan.

3. Policies after the Tender Offer

As stated in JT's press release "Katokichi, JT and Nissin Agree to Integrate Frozen Foods Businesses," issued on November 22, 2007, JT agreed with the Target Company and Nissin Food Products Co., Ltd. ("Nissin") that the respective frozen foods divisions of JT and Nissin are to be transferred to the Target Company with the aim of integrating the frozen foods businesses of the three companies.

The integration allows JT and Nissin, as equal partners, to combine the companies' respective strengths within the Target Company, positioning it as a leading frozen foods company in Japan. With a variety of frozen food products in its portfolio, such as noodles, fries, snacks, meat products, Chinese dishes, desserts and cooked-rice products, the Target Company, following the integration, will strive toward positioning itself as a global player through future organic growth, new investments and alliances with other domestic food manufacturers, while consolidating its leading position in the Japanese frozen foods market.

An integration committee consisting of representatives from the three companies will be established in order to evaluate the best way to ensure the smooth implementation of the entire process and realize the optimum synergies at an early stage. The committee will develop a concrete plan including the possible reorganization and consolidation of businesses after the completion of business transfer.

Because JT has failed to acquire all shares of the Target Company, excluding those owned by JT and treasury shares owned by the Target Company by way of the Tender Offer, JT intends to make the Target Company a wholly-owned subsidiary through the procedures specified below:

JT will request that the Target Company hold a general meeting of shareholders, with the date of record on or after the commencement date for settlement of the Tender Offer, to consider an agenda including three proposals – the Target Company should (i) become a company with class shares as defined in the Companies Act by amendment of its Articles of Incorporation to authorize it to issue other class(es) of shares in addition to common stock; (ii) amend its Articles of Incorporation to attach a wholly call provision (*zenbu-shutoku-joko*) to all shares of common stock issued by the Target Company; and (iii) acquire all those shares of common stock and allocate another class of shares in exchange. JT will vote in favor of the above-mentioned proposals at the general meeting of shareholders.

If the above three procedures are implemented, all shares of common stock issued by the Target Company will have a wholly call provision and be acquired by the Target Company, and shareholders of the Target Company will receive different class of shares in exchange for the shares of common stock with the wholly call provision. However, shareholders to be allotted only a fractional number of such different class of shares will instead receive, in place of such fractional shares, the cash equivalent to what the Target Company would obtain through actual sale (or other relevant method) of such fractional shares in accordance with the procedures under the relevant laws and regulations. The amount of money shareholders would receive through the sale of such fractional shares will be calculated based on the Tender Offer price unless extraordinary circumstances exist. The class and number of Target Company shares to be allotted to shareholders in exchange for shares of common stock with the wholly call provision are still undetermined. However, the number of new Target Company shares to be allotted to shareholders who have not applied for the Tender Offer will be set at less than one share in order to allow JT to make the Target Company a wholly-owned subsidiary. When the Target Company's Articles of Incorporation are amended to allow the company to attach the wholly call provision to all shares of common stock as specified in proposal (ii) above, for the protection of minority shareholders' interests, shareholders shall have the rights to: (a) request the Target Company to purchase the shareholders' shares in accordance with provisions of Articles 116 and 117 of the Companies Act, and other relevant laws and regulations; and (b) file a petition to the court to determine the acquisition price by the Target Company in accordance with provisions of Article 172 of the Companies Act and other relevant laws and regulations in case that a resolution for the Target Company to acquire all shares with the wholly call provision is adopted at a general meeting of shareholders. The per-share purchase or acquisition price for (a) or (b) shall be determined ultimately by the court and therefore could differ from the Tender Offer price. If a shareholder makes a request or files a petition as stated in (a) and (b) above, he/she shall be responsible for evaluating and determining the procedures necessary for such a request or petition.

The Tender Offer is not designed to solicit shareholders of the Target Company to support the proposals at the above-mentioned general meeting of shareholders.

Depending on the amount of the Target Company shares held by shareholders other than JT or the interpretation of relevant laws and regulations by the authorities, different measures with the same end effect may be developed and implemented and/or it may take considerable time to convert the Target Company into a wholly-owned subsidiary of JT. In such cases, however, JT shall plan to ultimately make the Target Company a wholly-owned subsidiary by providing cash consideration to the Target Company shareholders other than JT. The amount of such consideration would be calculated based on the Tender Offer price unless extraordinary circumstances exist. If the procedures are revised, JT will publish specific procedures as soon as they are determined following consultation with the Target Company.

The Target Company's common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange ("Stock Exchanges") as of today. As a result of the Tender Offer, however, the Target Company's common stock may

be delisted through prescribed procedures under the Stock Exchanges' standards for delisting regarding liquidity or the like. Even in case that the delisting standards are not applicable, the Target Company's common stock will be delisted as the Target Company is planned to become JT's wholly-owned subsidiary in accordance with statutory procedures. Following delisting, no Target Company shares may be traded on the Stock Exchanges.

On the condition that the Target Company should become a wholly-owned subsidiary of JT, a share transfer agreement ("Transfer") between JT and Nissin will be signed, under which the Target Company shares representing 49 percent of the voting rights, will be transferred from JT to Nissin at a per-share price substantially the same as the Tender Offer price. Following the Transfer, JT would own 51 percent of voting rights of the Target Company and Nissin would hold 49 percent. Nissin, in conjunction with JT, will support the Target Company to enhance its business foundation, aiming to strengthen and expand its frozen foods business.

Nissin's core operations are the production and sales of instant foods (mainly pillow-type and cup-type instant noodles). Nissin has also expanded aggressively into the chilled and frozen food business related to its core operations, undertaking development and sales of chilled and frozen foods that center on noodles and are discerned as having higher added value. JT holds a high respect for Nissin's achievements and know-how in the industry, and believes Nissin to be the most suitable partner for improving the corporate value of the Target Company. JT has no capital relations with Nissin and Nissin holds no shares in the Target Company.

The Target Company today announced that it had designated January 12, 2008, as the date of record to determine which shareholders of the Target Company would have voting rights in the extraordinary general meeting of shareholders, planned to be held in the second half of February 2008.

4. Locations at which Copies of the Tender Offer Report are Available for Public Inspection

Japan Tobacco Inc.
2-1, Toranomon 2-chome Minato-ku, Tokyo

Tokyo Stock Exchange Group, Inc.
2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo

Osaka Securities Exchange Co., Ltd.
8-16, Kitahama 1-chome, Chuo-ku, Osaka

II. Changes in Subsidiaries

As a result of the Tender Offer, the Target Company will become a subsidiary of JT effective on January 8, 2008.

1. Outline of Subsidiary (Target Company)

(1) Company name: Katokichi Co., Ltd.

(2) Representative: Tetsuji Kanamori, President and Representative Director

(3) Head office: 5-18-37, Sakamoto-cho, Kannonji City, Kagawa, Japan

(4) Established: September 1, 1956

(5) Main business: Production and sale of frozen foods and frozen fishery products and their distribution operations; and other services including management of hotels and food service.

(6) Fiscal year end: March 31

(7) Number of employees: 4,586 (consolidated / as of March 31, 2007)

(8) Main office: 5-18-37 Sakamoto-cho, Kannonji City, Kagawa, Japan

(9) Paid-in capital: ¥34,002 million (as of March 31, 2007)

(10) No. of shares issued: 164,172,987 (as of March 31, 2007)

(11) Major shareholders and their respective stake (as of March 31, 2007)

Japan Trustee Services Bank, Ltd.	10.09%
The Master Trust Bank of Japan, Ltd.	7.59%
Kato Yoshikazu Corporation	6.76%
Japan Tobacco Inc.	5.02%
The Shikoku Bank, Ltd.	4.81%
Trust & Custody Service Bank, Ltd.	3.17%
Kato Yoshikiyo	2.92%
The National Mutual Insurance Federation of Agricultural Cooperatives	2.60%
The Hyakujushi Bank, Ltd.	2.08%
The Dai-ichi Mutual Life Insurance Company	2.06%

2. Performance Trends in Recent Fiscal Years

(Consolidated) In millions of yen

	FY ended March 31, 2006	FY ended March 31, 2007
Net sales	318,506	348,675
Gross profit	47,493	49,393
Operating income	13,367	10,150
Recurring profit	14,597	10,939
Net income / Net loss	5,886	-9,874
Total assets	241,285	251,821
Net assets	99,546	94,799

(Non-consolidated) In millions of yen

	FY ended March 31, 2006	FY ended March 31, 2007
Net sales	221,416	220,047
Gross profit	29,500	28,850
Operating income	8,450	5,856
Recurring profit	9,927	7,584
Net income / Net loss	7,690	-17,910
Total assets	181,443	162,598
Net assets	109,077	86,994
Dividend per share (of which, interim dividend per share)	¥10 (¥5)	¥10 (¥5)

(Note) The above tables were developed pursuant to the financial statements submitted by the Target Company on June 27, 2006 and June 29, 2007.

3. Effective Date of Changes in JT Subsidiaries

Tuesday, January 8, 2008

III. Outlook after Consolidation

JT will announce the financial impact of the integration of businesses in the financial results for the fiscal year ending March 31, 2008, once the integration plan and procedures will be made available.

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Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

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